Correspondence

GLOBAL HOLDING CORPORATION
LETTERHEAD

March 6, 2015
Via EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Attention:  Charlie Guidry
Re: GLOBAL HOLDING INTERNATIONAL ("Registrant")
Amendment No. 2 to Registration Statement on Form S-1
Filed March 6, 2015
File No. 333-201254

To Whom It May Concern:
The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 ("Amendment No. 2").  The Amendment No. 2 has been revised in accordance with the Commission's February 20, 2015 comment letter ("Comment Letter").
To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 "marked to show changes", and our responses below correspond to each comment number in the Comment Letter.
General
1.  We note your response to comment 2. In view of the nature of your stated assets and operations, we remain concerned that your company may be a "shell company," as defined in Rule 405 under the Securities Act. Please provide us with additional information about the nature of your operations, particularly any sales and revenue, including the number of units sold and the amount of revenue generated.
In response to your comment we are not a shell company, as defined in Rule 405 under the Securities Act.  We are A Development Stage Entity. We believe that based on the planning stage and preliminary activities already completed along with the fact that we have not commenced our planned principal operations and our  planned principal operations have commenced, but there has been no significant revenue thereform that we are  a developmental Stage company.  In response to your comment we have revised the disclosure throughout to cover our sales and revenue and also the number of units sold.

Sales/Revenue
From January 1, 2015 to January 31, 2015 we have sold 588 Hydra Pitcher units.  We received $149.00 for each Hydra Pitcher unit that we sold.  From January 1, 2015 to January 31, 2015 we generated $106,386 of revenue from the sale of our Hydra Pitcher units.

Use of Proceeds, page 17
2. We reviewed the revisions you made in response to comment 9. We do not believe the additional narrative and tabular disclosures you provide comply with Instruction 3 to Item 504 of Regulation S-K. Moreover, we believe the table you added showing "use of proceeds" of $85,000 is potentially confusing to investors and should be omitted. Please revise your disclosure to clarify that in addition to the proceeds from this offering, material amounts of other funds are necessary to implement your business plans. Please state the amount of the shortfall and the anticipated source(s) of the needed funds.
In response to your comment we have revised Use of Proceeds, page 17.
That in addition to the proceeds from this offering, $85,000 of additional funds is necessary to implement our business plan (see Nature of Business page 24). Mr. Sjauta has agreed to fund these amounts until such time as the Company raises $75,000 for the operating plan and $10,000 for registration expenses. The company has executed a loan commitment and promissory note with Mr. Sjauta for these funds and filed it as an exhibit.

Financial Statements, page F-1
Notes to Financial Statements, page F-7
Note 2— Going Concern, page F-9
3. We reviewed your response to comment 19 in our letter; however, it does not appear that you have included the requested disclosures in the notes to the financial statements. As such, we re-issue the comment. Please be sure to include in the disclosure the amount of minimum proceeds necessary to remain a going concern for at least the 12 months following the most recent balance sheet date, along with a viable plan for obtaining those funds.
In response to your comment we have revised the disclosure,  Notes to Financial Statements, page F-7and  Note 2— Going Concern, page F-9
The Company requires $85,000 of additional funds to implement its business plan and to remain a going concern for at least 12 months starting on December 15, 2014.  Mr. Sjauta has agreed to fund these amounts until such time as the Company raises $75,000 for the operating plan and $10,000 for registration expenses. The company has executed a loan commitment and promissory note with Mr. Sjauta which is filed as an exhibit.

Please be advised the Company will not request acceleration of the effective date until all staff comments are resolved.  Furthermore Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Bernard Sjauta
Bernard Sjauta, President
Global Holding International.